Lucent, Inc.

April 7, 2020

Mr. Bill Thompson

Division of Corporate Finance

Ms. Jacqueline Kaufman

Staff Attorney

Ms. Jennifer Lopez-Molina

Staff Attorney

United States Securities and Exchange Commission

Washington, D.C.  20549

Re:	Lucent, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 1, 2020
File No. 333-232218

Dear Mr. Thompson, Ms. Kaufman and Ms. Lopez-Molina:

Lucent, Inc. submits this letter to you in response to your letter of April 6, 2020, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Amendment No. 3 to Registration Statement on Form S-1

Capitalization, page 3

1.We received the revisions to your disclosure in response to comment 1. Please note the following:

•Assuming the minimum number of shares are sold and 10% of the proceeds are released to you, it appears the cash would amount to $1,013; cash deposited in escrow and stock subject to redemption (temporary equity) would amount to $9,000, the pare value of common stock would amount to $510, additional paid-in-capital would amount to $2,490 and total stockholders’ equity (deficit) would amount to ($6,521).

•Assuming the maximum number of shares are sold and 10% of the proceeds are released to you, it appears the cash would amount to $3,0133; cash deposited in escrow and stock subject to redemption (temporary equity) would amount to $27,000, the pare value of common stock would amount to $527, additional paid-in-capital would amount to $4,473 and total stockholders’ equity (deficit) would amount to ($4,521).

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we revised the Capitalization Table to correctly disclose Capitalization.

COMMENT:

Dilution, page 16

3.We reviewed the revisions to your disclosure in response to comment 3. Assuming 10% of the offering proceeds are released to you assuming the minimum and maximum number of shares are sold, it appears shares subject to redemption (temporary equity) would amount to 900,000 and 2,700,000 shares, respectively, shares classified as equity would increase by 100,000 and 300,000 shares, respectively, and that book value deficit and net book value deficit per share would decrease to $6,521 and $4,473 and $.0013 and $.0009, respectively. Please revise. In addition, please revise the risk factor regarding dilution on page 14.

RESPONSE:

We acknowledge the Staff’s comment and we revised our minimum and maximum dilution table figures.  In addition, we revised the risk factor on page 14 to reflect correct figures.

***

Furthermore, the Company acknowledges that;

•should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Michael McCabe

Chief Executive Officer

Lucent, Inc.